CONVERSION AGREEMENT

This Agreement executed on November 1, 2005 is made by and between Cobalis Corp., a Nevada corporation (the "Company") with its principal place of business located at 2445 McCabe Way, Suite 150, Irvine CA 92614 and Kevin Pickard (the "Consultant"), with an address at 28490 Westinghouse Place, Suite 140, Valencia, CA 91355.

NOW THEREFORE, in consideration of the foregoing recitals and the covenants and obligations set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties agree as follows:

Consulting Fees Conversion: The Consultant has rendered his professional services to the Company continuously from August 2004. The Parties agree to convert $15,000 (fifteen thousand dollars) of Consultant's fees for his future services to the Company into 20,000 (twenty thousand) fully-paid and non-assessable free trading shares, at the conversion rate of $0.75 per share, upon the execution of this Agreement.

The Company shall immediately issue an S-8 registration with the Securities and Exchange Commission in order to fulfill its obligation to the Consultant.

IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first written above.

The Company (Cobalis, Corp.)                The Consultant (Kevin Pickard)




--------------------------------            --------------------------------
Chaslav Radovich                            Kevin Pickard
President/CEO